ArcelorMittal signs Memorandum of Understanding with Societe Nationale Industrielle et Miniere of Mauritania

Luxembourg, 8 January 2008 - ArcelorMittal announces the conclusion of a Memorandum of Understanding with Societe Nationale Industrielle et Miniere (SNIM), Mauritania, on 26th December 2007. Under the terms of the Memorandum of Understanding, SNIM and ArcelorMittal will jointly develop a large iron ore mining project, using the El Agareb Iron ore resource in Mauritania, which is estimated to contain more than 1 billion tonnes rich grade of Magnetite resource. In the first phase of project development, ArcelorMittal will conduct exploratory works and a feasibility study. Onward project execution will be progressed by a Joint Venture Company to be created between SNIM and ArcelorMittal.

At the exploratory and prospecting stage, ArcelorMittal's share will be 30% with an option to increase the stake to 70% once project execution starts. Subject to the feasibility study, ArcelorMittal intends to develop a 25 Million tonnes per year mine.

Aditya Mittal, CFO and member of ArcelorMittal’s Group Management Board, commented: “Mauritania’s strategic location in West Africa makes it an ideal choice for iron ore supplies to ArcelorMittal’s European steel mills. This large iron ore project would further strengthen our existing presence in the region and will create substantial employment opportunities for the people of Mauritania while accelerating growth in Mauritanian economy.”

SNIM is one of the oldest Iron ore producing companies in Africa, producing more than 12 million tonnes per year of iron ore with world class production facilities and infrastructure. ArcelorMittal, the world’s largest steel company, is one of the oldest consumers of SNIM’s iron ore, having been a customer for more than two decades.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Image 7 - Anne France Malrieu /
North America		Tiphaine Hecketsweiler	+33 1 5370 7470
Bill Steers	+1 312 899 3817	Spain
		Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397